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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):

/X/ Form 10-K    / / Form 20-F   / / Form 11-K   / / Form 10-Q    / / Form N-SAR
         For Period Ended:        June 30, 1995
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         / / Transition Report on Form 10-K
         / / Transition Report on Form 20-F
         / / Transition Report on Form 11-K
         / / Transition Report on Form 10-Q
         / / Transition Report on Form N-SAR
         For the Transition Period Ended
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part 1 -- Registrant Information

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Full Name of Registrant:                         All-Comm Media Corporation
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Former Name if Applicable:                       Sports-Tech, Inc.
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Address of Principal Executive Office
  (Street and Number):                           400 Corporate Pointe, Suite 780
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City, State and Zip Code:                        Culver City, California 90230
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Part II -- Rules 12b-25 (b) and (c)

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If the subject report could not  be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable - see Attachment I.

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Part III -- Narrative

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State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

    Due to the complexity of issues relating to the acquisition of Alliance Media Corporation and Stephen Dunn & Associates, Inc., the Company has not been able to complete the gathering of information necessary for the preparation of the Company's financial statements for the year ended June 30, 1995. Also, as a result of this delay our auditors have been unable to complete all audit procedures. A copy of the letter from the Company's accountants required pursuant to Regulation 12b-25c is attached as Attachment I.

    The Company expects to complete the filing of its Form 10-K for the year ended June 30, 1995, by the extended period allowed by Rule 12b-25.

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Part IV -- Other Information

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         (1) Name and telephone number of person to contact in regard to this notification:

Martin S. McDermut                         (310)              342-2800
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      (Name)                               (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s)

                                                        /X/ Yes           / / No

         (3) Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        / / Yes           /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           ALL-COMM MEDIA CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1995             By:  /s/ E. William Savage,
       ------------------                  -------------------------------------
                                           President and Chief Operating Officer
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                                  ATTACHMENT I



September 27, 1995



Mr. E. William Savage
President and Chief Operating Officer
ALL-COMM MEDIA CORPORATION
400 Corporate Pointe, Suite 780
Culver City, CA  90230



Dear Mr. Savage:

This will confirm that we are in the process of completing our audit procedures with respect to relevant data which could only recently be obtained. The completion of such procedures is necessary in order for us to complete our audit of the financial statements of All-Comm Media corporation as of, and for the year ended, June 30, 1995

It is our anticipation that we will be able to complete our procedures within a time frame which would allow the Company to file its form 10-K within the extended period allowed by Rule 12b-25.

We are aware that this letter will be furnished to the Securities and Exchange Commission as an exhibit to Form 12b-25.

Very truly yours,


/s/  COOPERS & LYBRAND L.L.P.